UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ALERE INC.
(Name of Subject Company)

ALERE INC.
(Name of Persons Filing Statement)

SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK
(Title of Class of Securities)
01449J204
(CUSIP Number of Class of Securities)

Namal Nawana
Chief Executive Officer and President
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Douglas J. Barry, Esq.
Associate General Counsel
Alere Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900

 Scott A. Barshay, Esq.
Ross A. Fieldston, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer by Abbott Laboratories (“Abbott”) to purchase for cash all outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of Alere Inc. (“Alere”) at $402.00 per share of Preferred Stock, plus accrued but unpaid dividends to, but not including, the settlement date of the offer, net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law (the “Offer”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by Abbott with the Securities and Exchange Commission (the “SEC”) on July 17, 2017.

Item 1.	Subject Company Information.
(a) Name and address. The name of the subject company to which this Schedule 14D-9 relates is Alere Inc., a Delaware corporation. Its principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453 and its telephone number is (781) 647-3900.
(b) Securities. As of July 19, 2017, there were 1,774,407 shares of Preferred Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person.
(a) Name and address. Alere, the subject company, is the person filing this Schedule 14D-9. Alere’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Alere’s website address is www.alere.com. The information on Alere’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.
(d) Tender offer. The information relating to the Offer and the Preferred Shares set forth in the section entitled “The Offer” in the Offer to Purchase included as exhibit (a)(1)(A) (the “Offer to Purchase”) to the Schedule TO is incorporated into this Schedule 14D-9 by reference.
Alere takes no responsibility for the accuracy or completeness of any information contained in the Schedule TO, including, without limitation, information concerning Abbott or their respective affiliates, officers, or directors, or actions or events with respect to any of them.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
(d) Conflicts of interest. The information set forth in the Alere’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 6, 2017 (the “Proxy”), and in particular the sections of the Proxy entitled “The Merger,” “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Merger—Treatment of Convertible Preferred Stock,” and the information set forth in the section of the Offer to Purchase entitled “The Merger—Background of the Offer; Past Contacts, Negotiations and Transactions” is incorporated into this Schedule 14D-9 by reference.

Item 4.	The Solicitation or Recommendation.
(a) The Solicitation or recommendation. Alere makes no recommendation, expresses no opinion and remains neutral regarding whether holders of shares of Preferred Stock (the “Holders”) should participate in the Offer.
(b) Reasons. Following the commencement of the Offer, the Alere board of directors held a meeting with its legal advisors and senior management to review, evaluate and consider numerous factors including the context and terms of the Offer, the terms governing the Preferred Stock and relevant provisions of the Merger Agreement. The Alere board of directors determined that a Holder’s decision on whether or not to tender its shares of Preferred Stock in the Offer is a personal investment decision based upon each such Holder’s particular circumstances.
(c) Intent to tender. The Offer is open to all Holders who validly tender and do not validly withdraw their shares of Preferred Stock in a jurisdiction where the Offer is permitted. Therefore, any officer, director or affiliate of Alere who is a Holder may participate in the Offer on the same terms and conditions as all other such holders. Gregg J. Powers, the independent chairman of the Alere board of directors, intends to tender pursuant to the Offer all shares of Preferred Stock that he beneficially owns. After making a reasonable inquiry, Alere is not aware at this time of any other directors, officers or affiliates who beneficially own shares of Preferred Stock.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations. No persons were employed, retained or compensated by Alere to make solicitations or recommendations in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.
(b) Securities transactions. Based on Alere’s records and information provided to Alere by its affiliates, directors and executive officers, neither Alere nor, to the best of its knowledge, any of its affiliates, directors or executive officers, have effected any transactions in shares of Preferred Stock during the 60 days before the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.
(d) Subject company negotiations. Alere is not undertaking or engaged in any negotiations in response to the Offer, nor does Alere anticipate entering into any transaction, board resolution, agreement in principle or signed contract in response to the Offer.

Item 8.	Additional Information.
Forward-Looking Statements
This Schedule 14D-9 includes “forward-looking statements.” All statements, other than statements of historical facts, included in this Schedule 14D-9 that address future expectations, beliefs, goals, plans or prospects of the board or management of Alere constitute forward-looking statements. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “plan,” “believe,” “estimate,” “continue” or similar words. These statements include, but are not limited to, forward-looking statements about the Offer and plans related to the merger described in the Proxy, and are subject to the risk factors detailed in Part I, Item 1A, “Risk Factors,” of Alere’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (as filed with the SEC on June 5, 2017) and other risk factors and information identified herein or from time to time in Alere’s filings with the SEC. Readers should carefully review these risk factors, and should not place undue reliance on forward-looking statements. These forward-looking statements are based on information, plans and estimates at the date of this communication. Alere undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Item 9.	Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(e)(1)	Schedule TO of Abbott Laboratories (filed by Abbott Laboratories on July 17, 2017 with the SEC and incorporated by reference herein).

(e)(2)	Definitive Proxy Statement on Schedule 14A of Alere Inc. (filed by Alere Inc. on June 6, 2017 with the SEC and incorporated by reference herein).

[Signature Page Follows]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALERE INC.

/s/ Douglas J. Barry
Name:	Douglas J. Barry
Title:	Associate General Counsel
Dated: July 21, 2017